DULCIN IZMIR CORPORATION
P. O. Box 331916
Miami, FL 33233-1916
(305) 586-4167


March 29, 2006

Janice McGuirk
Division of Corporation Finance
United States Securities and Exchange Commission
100 F. Street N.E.
Washington, D.C. 20549
Telephone: (202) 551-3395

Re:   Acceleration of Effective Date
      Dulcin Izmir Corproation
      Registration on Form SB-2
      File No. 333-131043



Dear Ms. McGuirk:

Pursuant Rule 461 of the Securities Act of 1933, we hereby request an acceleration of the effective date of our registration statement on
Form SB-2.   We request an effective date of Friday, March 31, 2006 at
3:00 p.m. eastern time or as soon thereafter as possible.

We confirm that we are aware of our obligations under the Act.   We
hereby acknowledge that:
  - should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
  - the action of the Commission or the staff, acting pursuant to delegated authority, in delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
  - the company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you for you time and consideration in this matter.   Please do
not hesitate to contact me if you require further information or documentation regarding this matter.

Very truly yours,

DULCIN IZMIR CORPORATION


By:   /s/Maria Camila Maz
      -----------------------
      Maria Camila Maz, President